1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     V             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No     V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 18, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Third Quarter EPS of NT$3.44

Hsinchu, Taiwan, R.O.C., October 18, 2018 — TSMC today announced consolidated revenue of NT$260.35 billion, net income of NT$89.07 billion, and diluted earnings per share of NT$3.44 (US$0.56 per ADR unit) for the third quarter ended September 30, 2018.

Year-over-year, third quarter revenue increased 3.3% while net income and diluted EPS both decreased 0.9%. Compared to second quarter 2018, third quarter results represented an 11.6% increase in revenue and a 23.2% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $8.49 billion, which increased 8.1% from the previous quarter and 1.9% year-over-year.

Gross margin for the quarter was 47.4%, operating margin was 36.6%, and net profit margin was 34.2%.

In the third quarter, shipments of 7-nanometer accounted for 11% of total wafer revenue; 10-nanometer and 16/20-nanometer process technology accounted for 6% and 25% of total wafer revenue respectively; and advanced technologies, defined as 28-nanometer and more advanced technologies, accounted for 61% of total wafer revenue.

“Our third quarter business benefited from new product launches using TSMC 7-nanometer technology. Although the computer virus incident on August 3 was estimated to have impacted our third quarter revenue and gross margin by about 2 percent and 1 percent respectively, we were able to make up about 75 percent of the affected shipments in the third quarter,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Moving into fourth quarter 2018, we anticipate our business will continue to benefit from the strong demand for our 7-nanometer technology. Based on our current business outlook, management expects the overall performance for fourth quarter 2018 to be as follows”:

•	Revenue is expected to be between US$9.35 billion and US$9.45 billion;

And, based on the exchange rate assumption of 1 US dollar to 30.8 NT dollars,

•	Gross profit margin is expected to be between 47% and 49%;

•	Operating profit margin is expected to be between 36% and 38%.

TSMC’s 2018 third quarter consolidated results:

(Unit: NT$ million, except for EPS)

	3Q18 Amount[a]		3Q17 Amount		YoY Inc. (Dec.) %	2Q18 Amount		QoQ Inc. (Dec.) %
Net sales	260,348		252,107		3.3	233,276		11.6
Gross profit	123,367		125,880		(2.0)	111,530		10.6
Income from operations	95,245		98,056		(2.9)	84,428		12.8
Income before tax	98,897		100,518		(1.6)	87,587		12.9
Net income	89,072		89,925		(0.9)	72,290		23.2
EPS (NT$)	3.44	[b]	3.47	[b]	(0.9)	2.79	[b]	23.2

a:	3Q2018 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2018 is expected to exceed 12 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB® facilities, four eight-inch fabs, and one six-inch fab, in Taiwan, as well as TSMC’s wholly owned subsidiaries, WaferTech, TSMC China, and TSMC Nanjing. TSMC is the first foundry to provide 7-nanometer production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com